21001402

ON

SEC Mail Processing Section
MAR 26 2021
Washington DC
415

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67695

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navian Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Walnut Street, Suite 2410
(No. and Street)

Cincinnati	OH	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Jenkins (513) 878-1090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road	Cincinnati	OH	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bob Jenkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navian Capital Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

SUSAN L. SCHMID
Notary Public, State of Ohio
My Commission Expires
March 28, 2022

NOTARY PUBLIC STATE OF OHIO

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Navian Capital Securities, LLC

SEC File Number 8-67695

Financial Statements and Supplementary Schedules
For the Year Ended December 31, 2020 and
Independent Auditors' Report
and Supplementary Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY, INC.
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended December 31, 2020

Navian Capital Securities, LLC
(Name of Respondent)

425 Walnut Street, Suite 2410
Cincinnati, Ohio 45202
(Address of Principal Executive Office)

Mr. Tim Bonacci
Navian Capital Securities, LLC
425 Walnut Street, Suite 2410
Cincinnati, Ohio 45202
(513) 271-0759
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Navian Capital Securities, LLC

Table of Contents

Flynn & Company

CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Navian Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Navian Capital Securities, LLC as of December 31, 2020, the related statements of comprehensive income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Navian Capital Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Navian Capital Securities, LLC's management. Our responsibility is to express an opinion on Navian Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Navian Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Navian Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Navian Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

We have served as Navian Capital Securities, LLC's auditor since 2008.
March 20, 2021
Cincinnati, OH

NAVIAN CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets		
Current Assets		
Cash and cash equivalents	$	248,358
Accounts receivable		41,114
Investments		282,571
Prepaids and other current assets		13,049
Total current assets		585,092
Restricted cash		25,015
Fixed assets, net		2,947
Total Assets	$	613,054

Liabilities and Member's Equity		
Current Liabilities		
Accounts payable	$	16,234
Accrued liabilities		318,614
Total current liabilities		334,848
Member's Equity		278,206
Total Liabilities and Member's Equity	$	613,054

The accompanying notes are an integral part of these statements.

NAVIAN CAPITAL SECURITIES, LLC
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues	
Trade spread	$ 539,146
Annuities	76,721
Total Revenues	615,867
Expenses	
Payroll and related expenses	227,171
Professional fees	211,197
Clearing fees	83,639
Technology expense	44,351
Other	20,544
Licensing and registration	10,950
Employee benefits	10,305
Occupancy expense	5,168
Marketing	2,025
Depreciation	1,795
Supplies	569
Travel	313
Total Expenses	618,027
Other Income and Expenses	
Interest expense	(3,166)
Penalty expense	(40,000)
Total Other Expenses, net	(43,166)
Net Loss	(45,326)
Other Comprehensive Income	
Unrealized loss on available for sale securities	(582)
Total Comprehensive Loss	$ (45,908)

The accompanying notes are an integral part of these statements.

NAVIAN CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Equity
Balance at December 31, 2019	$ 1,125,000	$ 1,912	$ (877,798)	$ 249,114
Net Loss	-	-	(45,326)	(45,326)
Contributions	75,000	-	-	75,000
Distributions	-	-	-	-
Net change in unrealized loss on available-for-sale securities	-	(582)	-	(582)
Balance at December 31, 2020	$ 1,200,000	$ 1,330	$ (923,124)	$ 278,206

The accompanying notes are an integral part of these statements.

NAVIAN CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities:		
Net loss	$	(45,326)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation		1,795
Decrease in accounts receivable		23,229
Decrease in investments		146,419
Increase in prepaid expense		(6,447)
Decrease in accounts payable		(1,161)
Decrease in accrued liabilities		(148,359)
Decrease in other receivables		10,950
Net cash used in operating activities		(18,900)
Cash Flows from Investing Activities:		
Purchase of fixed assets		(1,292)
Net cash used in investing activities		(1,292)
Cash Flows from Financing Activities:		
Member contributions		75,000
Net cash provided by financing activities		75,000
Net increase in cash and cash equivalents		54,808
Cash and cash equivalents, beginning of year		193,551
Cash and cash equivalents, end of year	$	248,359

The accompanying notes are an integral part of these statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations

Navian Capital Securities, LLC (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company was formed on June 15, 2006 as a Delaware limited liability company; as such, its member possesses limited liability for obligations of the Company. The Company is a wholly-owned subsidiary of Navian Capital, LLC (the "Member"). The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(2)(i) of that Rule.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting polices follow and are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of 3 months or less at date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. As of December 31, 2020, management had determined that no allowance for doubtful accounts is required.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets

Fixed assets are stated at cost. Depreciation of fixed assets is recorded using the straight-line method over the estimated useful lives of the assets. Maintenance and repair costs are expensed as incurred.

The estimated useful lives of fixed assets are as follows:

Leasehold improvements	5 years
Office equipment	7 years
Furniture and fixtures	7 years
Computer equipment	3 years

The Company capitalizes leasehold improvements, office equipment, furniture and fixtures, and computer equipment with amounts over $1,000.

Investments

The Company accounts for investments in accordance with the provisions of *Accounting for Certain Investments in Debt and Equity Securities* per the ASC standards which require that investments be categorized as held-to-maturity, trading, or available-for-sale. Securities classified as held to maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Unrealized gains on trading securities are included in earnings currently. Securities available-for-sale are carried at fair value with resulting unrealized gains or losses charged to equity. Cost of securities sold is determined by using the specific-identification method.

Net Capital Requirements

The Company is required to maintain a minimum net capital balance (as defined) of $100,000 pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $254,201 at December 31, 2020. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was .2109 to 1 at December 31, 2020.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of FDIC insurance limits.

Income Taxes

The Company, with the consent of its Member, has elected to be formed as a limited liability company. The operating agreement of the Company, construed under Delaware laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of a company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company follows the provisions of *Accounting for Uncertainty in Income* Taxes as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would be more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company does not believe the financial statements include any uncertain tax positions.

Subsequent Events

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through March 20, 2021, which was the date the financial statements were available to be issued for the year ended December 31, 2020.

NOTE B – RESTRICTED CASH

The Company has an agreement with a Clearing Broker to collect for the Company and hold payment on all commissions, fees, and other charges established by the Company. The Company is required to maintain a minimum balance of $25,000 or the Clearing Broker is not obligated to perform these services. As of December 31, 2020, the Company was above the minimum amount set forth in the agreement.

NOTE C – INVESTMENTS

The cost and estimated fair value of securities available for sale at December 31, 2020, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Equity linked CDs	$ 281,241	$ 1,330	$ -	$ 282,571

NOTE D – FAIR VALUE MEASUREMENTS

The Company follows the provisions of *Fair Value Measurements and Disclosures* as require by the ASC standards. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The topic provides guidance on various methods used to measure fair value including market, income and cost approaches. These approaches require the Company to utilize certain assumptions about risk. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the inputs used in the valuation techniques, the Company is required to classify the inputs under a fair value hierarchy that ranks the inputs based on their quality and reliability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy are as follows:

NOTE D – FAIR VALUE MEASUREMENTS (CONTINUED)

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than the Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets Measured at Fair Value on a Recurring Basis

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2020, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2020			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity linked CDs	$ -	$ -	$ 282,571	$ 282,571

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Current GAAP excludes certain financial instruments and all nonfinancial instruments from its fair value disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2020:

	Beginning Balance	Unrealized Gains and (Losses) Related to Assets Held at Year End	Purchases, Issuances, and Settlements	Transfers In	Ending Balance
Assets:					
Equity linked CDs	$ 429,571	$ (582)	$ (146,418)	$ -	$ 282,571

NOTE D – FAIR VALUE MEASUREMENTS (CONTINUED)

The following table provides information on the valuation techniques, significant unobservable inputs and the ranges of values for those for financial instruments owned, at fair value, categorized as Level 3 in the fair value hierarchy at December 31, 2020. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

	Balance at December 31, 2020	Valuation Technique	Significant Unobservable Inputs	Range
Assets:				
Equity linked CDs	$ 282,571	Internally Developed Model	Price	N/A

The Company's remaining asset and liabilities, which are not considered financial instruments, have not been valued differently than has been customary with historical cost accounting.

NOTE E – FIXED ASSETS

Fixed assets consisted of the following at December 31, 2020:

	2020
Furniture and fixtures	$ 4,673
Office equipment	6,846
Computer equipment	14,496
	26,015
Less accumulated depreciation	(23,068)
Fixed assets, net	$ 2,947
Depreciation expense	$ 1,795

NOTE F – RELATED PARTIES

The Company has an expense sharing agreement with the Member for the allocation of rent and office expenses, employee benefits and legal fees. During 2020, the Company incurred rent, office, benefits and legal expenses relating to this agreement totaling $42,789.

For the year ended December 31, 2020, rent expense was $4,971.

NOTE G – REVENUE RECOGNITION

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Distribution fees

The Company enters into arrangements with issuers of market-linked certificates of deposit and market-linked notes, both considered securities, to distribute to its broker-dealer customers. The Company may receive distribution fees paid on trade date of the securities. The Company believes that its performance obligation is the sale of securities to broker-dealers and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date. The Company does not receive variable distribution fees for its sale of securities to customers, as no fees are dependent on variable factors of future sales. The Company believes that the performance obligation is satisfied on the trade date because that is when the security or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Referral fees

The Company enters into arrangements with banks and credit unions ("Deposit Institutions"), and separately with issuers ("Issuers") of structured products, where such Deposit Institutions seek to increase deposits and offset lending via the issuance of market-linked certificates of deposit. These instruments are considered securities and are distributed in the name of the Deposit Institution either to its existing clients or new clients. In order to complete the security transaction on a monthly basis, the Deposit Institution must purchase an option from an Issuer. The Company may receive a referral fee paid on trade date of the securities from the option referral to an Issuer. For these reasons, the Company considers its customer to be the Issuer, as the Company is referring option transactions to the Issuer for compensation. The Company believes that its performance obligation is the referral of option transactions on securities to Issuers and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date. The Company does not receive variable referral fees for its referral of option transactions to Issuers, as no fees are dependent on variable factors of future sales. The Company believes that the performance obligation is satisfied on the trade date because that is when the option is transacted for the security or purchaser of the option is identified, the pricing is agreed upon and the risks and rewards of ownership of the option have been transferred to/from the customer.

NOTE G – REVENUE RECOGNITION (CONTINUED)

Annuity Sales

The Company enters into arrangements with insurance carriers ("Carriers") who issue annuity product contracts. The Company may receive wholesaling commissions paid on the referral of insurance contracts. The Company believes that its performance obligation is the provision of distribution and referral services of the Carrier's insurance contracts to broker-dealers with investors wishing to purchase insurance products. For these reasons, the Company considers its customer to be the Carrier, as the Company is referring insurance contract sales to the Carrier for compensation. The Company does not receive variable distribution fees for its referral of insurance contracts to customers, as no fees are dependent on variable factors of future sales. The Company believes that the performance obligation is satisfied on the issue date of the insurance contract because the insurance product contract is bound with the purchaser, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

NOTE H – RISKS AND UNCERTAINTIES

In March of 2020, the World Health Organization declared the outbreak of the COVID-19 a pandemic which continues to spread throughout the United States. COVID-19 has caused a sever negative impact on the world economy and has contributed to significant declines and volatility in financial markets. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains munclear at this time. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Management is carefully monitoring the situation and evaluating its options as circumstances evolve.

NAVIAN CAPITAL SECURITIES, LLC
SCHEDULE I -COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2020

Net Capital:		
Member's equity	$	278,206
Nonallowable assets		(16,010)
Haircuts on securities		(7,995)
Net Capital		254,201
Minimum Capital Required to be Maintained		
(Greater of $100,000 or 6-2/3% of aggregate indebtedness)		(100,000)
Excess Net Capital	$	154,201
Aggregate Indebtedness to Net Capital	$	53,608
Ratio of Aggregate Indebtedness to Net Capital		.2109 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in Navian Capital Securities, LLC's unaudited FOCUS Report as of December 31, 2020. Therefore, no reconciliation of the two computations is deemed necessary.

NAVIAN CAPITAL SECURITIES, LLC
SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2020

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions or Rule 15c3-3 under Section (k)(2)(i) of the Rule.

Flynn & Company
CPAs & Business Consultants

Independent Registered Public Accounting Firm

To the Member
Navian Capital Securities, LLC
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) Navian Capital Securities, LLC ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)*(2)(i)*, (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)*(2)(i)*, of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flynn & Company, Inc.

March 20, 2021
Cincinnati, OH

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

Navian Capital Securities, LLC

EXEMPTION REPORT

REQUIREMENT FOR BROKER/DEALERS UNDER

RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2020

Navian Capital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(i) exemption provision.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Navian Capital Securities, LLC
[Name of Company]

I, Robert Jenkins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Chief Financial Officer

Flynn& Company
CPAs & Business Consultants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member
Navian Capital Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Navian Capital Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Navian Capital Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Navian Capital Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Navian Capital Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Navian Capital Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company, Inc.

March 20, 2021
Cincinnati, OH

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67695 FINRA DEC
NAVIAN CAPITAL SEUCURITIES LLC
425 WALNUT ST STE 2410
CINCINNATI, OH 45202-3956

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bob Jenkins, (513) 878-1090

2. A. General Assessment (item 2e from page 2) $682

B. Less payment made with SIPC-6 filed (**exclude interest**) (195)
07/28/2020
Date Paid

C. Less prior overpayment applied (487)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $487

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $487

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Navian Capital Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of February, 20 21.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$615,283
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(76,721)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(83,639)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	(160,360)
2d. SIPC Net Operating Revenues	$454,923
2e. General Assessment @ .0015	$682
	(to page 1, line 2.A.)